UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

VERAMARK TECHNOLOGIES, INC.

(Name of Subject Company)

VERAMARK TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

923351100

(CUSIP Number of Class of Securities)

Anthony C. Mazzullo

President & Chief Executive Officer

Veramark Technologies, Inc.

1565 Jefferson Rd, Suite 120

Rochester, New York 14623

(585) 381-6000

(Name, address and telephone number of person authorized to receive

Notices and communications on behalf of the persons filing statement)

With copies to:

Thomas R. Anderson, Esq.

Daniel R. Kinel, Esq.

John D. Callan Jr., Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, New York 14604

(585) 232 - 6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 17, 2013 by Veramark Technologies, Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Hubspoke Holdings, Inc., a Delaware corporation (“Parent”), TEM Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Clearlake Partners II, L.P. an affiliate of each Parent and Merger Sub (“Clearlake L.P.”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”) at a price per share equal to $1.18 net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 17, 2013 and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used in this Amendment No. 2 without definition shall have the meanings specified in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” is hereby amended as follows:

Opinion of American Appraisal Associates, Inc.

The first full paragraph on page 39 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“The American Appraisal opinion was provided for the information of the Special Committee (solely in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger with Varsity and was not intended to be used, and may not be used, for any other purpose, without American Appraisal’s express, prior written consent. The American Appraisal opinion did not create, and should not be construed as having created, any fiduciary duty on American Appraisal’s part to any party. Because American Appraisal’s opinion was prepared at the request and for the internal and confidential information of the Special Committee, and was solely provided to the Special Committee, American Appraisal has advised us that it is their belief that shareholders cannot rely upon its opinion to support any claims against American Appraisal arising under applicable state law. American Appraisal has further advised us that they are unaware of any applicable state law authority regarding the availability of such a potential defense, and the availability of such a defense would have to be resolved by a court of competent jurisdiction. However, American Appraisal has advised us that they believe that the availability of such a defense to American Appraisal would have no effect on the rights and responsibilities of the Special Committee or the Board under applicable state law. Further, American Appraisal has advised us that they believe that the availability of such a state law defense would have no effect on the rights and responsibilities of either American Appraisal or the Special Committee or the Board under the federal securities laws. Finally, American Appraisal further advised us that it has no current intention of asserting any such defense. The American Appraisal opinion was not intended to be, and did not constitute, a recommendation to any security holder or any other person as to how such person should act or vote or tender their shares with respect to the proposed merger with Varsity. It was understood that the American Appraisal opinion was limited to the fairness, from a financial point of view, to the holders of the Shares (other than the excluded holders) and American Appraisal expressed no opinion as to the underlying decision by the Special Committee, the Board and management of the Company to engage in the proposed merger with Varsity. The American Appraisal opinion was intended only to supplement, not substitute for other due diligence required in connection with the proposed merger with Varsity.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Veramark Technologies, Inc.

By:	/s/ Ronald C. Lundy
Ronald C. Lundy Senior Vice President of Finance and Chief Financial Officer

Dated: July 8, 2013